UNITED STATES
				SECURITIES AND EXCHANGE COMMISSION
					WASHINGTON, D.C. 20549


						FORM N-CSR

		CERTIFIED SHAREHOLDER REPORT OF REGISTERED MANAGEMENT
					INVESTMENT COMPANIES

			Investment Company Act file number 811-4084

					Hawaiian Tax-Free Trust
			(Exact name of Registrant as specified in charter)

					   380 Madison Avenue
					New York, New York 10017
			(Address of principal executive offices)  (Zip code)

					  Joseph P. DiMaggio
					  380 Madison Avenue
					New York, New York 10017
				(Name and address of agent for service)

		Registrant's telephone number, including area code:
						(212) 697-6666


				Date of fiscal year end:	3/31

			Date of reporting period:	      9/30/07

						FORM N-CSR

ITEM 1.  REPORTS TO STOCKHOLDERS



SEMI-ANNUAL
REPORT

SEPTEMBER 30, 2007

                                    HAWAIIAN
                                    TAX-FREE
                                      TRUST

                          A TAX-FREE INCOME INVESTMENT

                        [LOGO OF HAWAIIAN TAX-FREE TRUST:
                        A PALM TREE IN FRONT OF A CIRCLE
                  WHICH HAS AN ISLAND AND WATER WITHIN IT] (R)

[LOGO OF THE AQUILA
GROUP OF FUNDS:                    ONE OF THE
AN EAGLE'S HEAD]            AQUILA GROUP OF FUNDS(SM)

[LOGO OF HAWAIIAN TAX-FREE TRUST:
A PLAM TREE IN FRONT OF A CIRCLE
WHICH HAS AN ISLAND AND WATER WITHIN IT] (R)

               SERVING HAWAII INVESTORS FOR MORE THAN TWO DECADES

                             HAWAIIAN TAX-FREE TRUST

                            "PROFESSIONAL MANAGEMENT"

                                                                  November, 2007

Dear Fellow Shareholder:

Interest rates, reaching for yield and tightening yield curves - these are all topics that have been in the news as of late. While there is a plethora of information available on these topics and others if you are interested, the good news is that when it comes to Hawaiian Tax-Free Trust you don't need to be versed in "financialese" any more than you wish.

Why? Because one of the conveniences afforded you through an investment in Hawaiian Tax-Free Trust is local active professional portfolio management. The Trust's portfolio manager continuously monitors economic, monetary and financial trends and adjusts the portfolio accordingly as and when he deems appropriate.

Your Trust's portfolio manager provides ongoing surveillance of the marketplace and strives to maneuver cautiously through its ups and downs - much like a ship's captain whose job it is to ride out sudden storms.

Not unlike the prudent ship's captain who ensures that the cargo is properly balanced and positioned, the Trust's portfolio manager is constantly monitoring the investment portfolio and the economic weather conditions striving to provide as stable a net asset value and as high a level of tax-free income as possible.

As with a ship in choppy seas, your investment requires constant vigilance and nimble reflexes in all phases of its management. This does not, however, mean selling and buying securities continuously based upon market blips. What it does mean is being a keen observer of the scene, monitoring securities very carefully and taking action as appropriate whenever significant changes occur or are anticipated.

                      NOT A PART OF THE SEMI-ANNUAL REPORT

Your portfolio manager seeks opportunities that make sense within the prevailing marketplace and which provide double tax-free income* while maintaining the overall conservative nature of the portfolio.

In short, your professional manager does the work for you. So, the next time you come across a boring, complex analysis of the bond market, feel free to flip right past it. Your Trust's portfolio management team's job (and their passion) is to keep on top of and make sense out of all the news. Thus, like a seasoned traveler, you can enjoy your trip knowing that there are experienced eyes watching the waters and steady hands on the helm.

                                   Sincerely,


/s/ Lacy B. Herrmann                                    /s/ Diana P. Herrmann

Lacy B. Herrmann                                        Diana P. Herrmann
Founder and Chairman Emeritus                           President

* For certain investors, some dividends of your Trust may be subject to Federal and State taxes, including the Alternative Minimum Tax.

                      NOT A PART OF THE SEMI-ANNUAL REPORT

                             HAWAIIAN TAX-FREE TRUST
                             SCHEDULE OF INVESTMENTS
                               SEPTEMBER 30, 2007
                                   (UNAUDITED)

                                                                                   RATING
  PRINCIPAL                                                                        MOODY'S/
   AMOUNT       MUNICIPAL BONDS (99.1%)                                              S&P                VALUE
------------    --------------------------------------------------------           --------         ------------
                HAWAII (93.4%):

                HAWAII GENERAL OBLIGATION BONDS (51.8%):

                City and County of Honolulu, Hawaii, Series A,
                    FGIC Insured
$  3,600,000    7.350%, 07/01/08 .......................................            Aaa/AAA         $  3,700,944
   1,715,000    6.000%, 01/01/11 .......................................            Aaa/AAA            1,841,498
       5,000    5.750%, 04/01/11 .......................................            Aaa/AAA                5,352
   1,580,000    6.000%, 01/01/12 .......................................            Aaa/AAA            1,729,215
   3,025,000    5.750%, 04/01/13 .......................................            Aaa/AAA            3,343,442
                City and County of Honolulu, Hawaii, Series A,
                    FSA Insured
   2,500,000    5.000%, 09/01/09 .......................................            Aaa/AAA            2,567,725
                City and County of Honolulu, Hawaii, Series A,
                    FSA Insured, Prerefunded 09/01/11 @100,
                    Collateral: U.S. Treasury Obligations & Resolution
                    Funding Corporation
   3,500,000    5.375%, 09/01/18 .......................................            Aaa/AAA            3,728,585
   2,000,000    5.125%, 09/01/20 .......................................            Aaa/AAA            2,112,520
                City and County of Honolulu, Hawaii, Series A,
                    MBIA Insured
   9,335,000    5.000%, 07/01/21 .......................................            Aaa/AAA            9,817,433
   5,000,000    5.000%, 07/01/22 .......................................            Aaa/AAA            5,244,950
                City and County of Honolulu, Hawaii, Series A,
                    MBIA Insured, Prerefunded 03/01/13 @100,
                    Collateral: U.S. Government Securities
   1,885,000    5.250%, 03/01/15 .......................................            Aaa/AAA            2,034,707
   3,005,000    5.250%, 03/01/17 .......................................            Aaa/AAA            3,243,657
   1,255,000    5.250%, 03/01/18 .......................................            Aaa/AAA            1,354,672
                City and County of Honolulu, Hawaii, 1993 Series
                    A, FGIC - TCRS Insured, Escrowed to Maturity,
                    Collateral: U.S. Government Securities
   4,110,000    6.000%, 01/01/11 .......................................            #Aaa/AAA           4,415,743
     920,000    6.000%, 01/01/12 .......................................            #Aaa/AAA           1,006,885

                                                                                   RATING
  PRINCIPAL                                                                        MOODY'S/
   AMOUNT       HAWAII (CONTINUED)                                                   S&P                VALUE
------------    --------------------------------------------------------           --------         ------------
                City and County of Honolulu, Hawaii 1994 Series A,
                    FGIC Insured, Escrowed to Maturity, Collateral:
                    U.S. Government Securities
$  3,995,000    5.750%, 04/01/11 .......................................            Aaa/NR          $  4,281,442
     775,000    5.750%, 04/01/13 .......................................            Aaa/AAA              856,584
                City and County of Honolulu, Hawaii Refunded -
                    1995 Series A, Escrowed to Maturity, MBIA
                    Insured, Collateral: U.S. Government Securities
   1,355,000    6.000%, 11/01/09 .......................................            #Aaa/AAA           1,423,387
     860,000    6.000%, 11/01/09 .......................................            Aaa/AAA              903,404
   1,090,000    6.000%, 11/01/10 .......................................            Aaa/AAA            1,168,164
     410,000    6.000%, 11/01/10 .......................................            #Aaa/AAA             439,401
                City and County of Honolulu, Hawaii, 2003- Series
                    A, MBIA Insured, Unrefunded Portion
   1,115,000    5.250%, 03/01/15 .......................................            Aaa/AAA            1,202,985
   1,775,000    5.250%, 03/01/17 .......................................            Aaa/AAA            1,900,652
     745,000    5.250%, 03/01/18 .......................................            Aaa/AAA              794,356
                City and County of Honolulu, Hawaii, Series B,
                    FGIC Insured, Unrefunded Portion
   7,310,000    5.500%, 10/01/11 .......................................            Aaa/AAA            7,830,911
                City and County of Honolulu, Hawaii, Series B, FSA
                    Insured, Custodial Receipts, Unrefunded Portion
   3,955,000    8.000%, 10/01/10 .......................................            Aaa/AAA            4,438,855
                City and County of Honolulu, Hawaii, Series B,
                    FGIC Insured, Prerefunded 11/01/07 @101,
                    Collateral: U.S. Treasury Obligations & Agencies
     930,000    5.000%, 11/01/13 .......................................            Aaa/AAA              940,286
   1,060,000    5.000%, 11/01/14 .......................................            Aaa/AAA            1,071,724
     530,000    5.000%, 11/01/16 .......................................            Aaa/AAA              535,862
   1,400,000    5.000%, 11/01/17 .......................................            Aaa/AAA            1,415,484
                City and County of Honolulu, Hawaii, Series B,
                    FGIC Insured, Prerefunded 07/01/09 @101,
                    Collateral: U.S. Treasury & Agency Obligations
   2,595,000    5.125%, 07/01/15 .......................................            Aaa/AAA            2,691,845

                                                                                   RATING
  PRINCIPAL                                                                        MOODY'S/
   AMOUNT       HAWAII (CONTINUED)                                                   S&P                VALUE
------------    --------------------------------------------------------           --------         ------------
                City and County of Honolulu, Hawaii, Series B,
                    FGIC Insured, Prerefunded to 07/01/09 @101,
                    Collateral: U.S. Government Securities
$  4,490,000    5.000%, 07/01/19 .......................................            Aaa/AAA         $  4,648,138
   1,395,000    5.000%, 07/01/20 .......................................            Aaa/AAA            1,444,132
                City and County of Honolulu, Hawaii, Series C,
                    FGIC Insured
   7,750,000    5.125%, 07/01/14 .......................................            Aaa/AAA            8,012,493
   2,510,000    5.000%, 07/01/18 .......................................            Aaa/AAA            2,582,865
                City and County of Honolulu, Hawaii, Series C,
                    MBIA Insured
   6,740,000    5.000%, 07/01/18 .......................................            Aaa/AAA            7,175,404
                City and County of Honolulu, Hawaii, Series D,
                    MBIA Insured
   3,750,000    5.000%, 07/01/19 .......................................            Aaa/AAA            3,971,775
   6,080,000    5.000%, 07/01/21 .......................................            Aaa/AAA            6,394,214
                City and County of Honolulu, Hawaii, Series F,
                    FGIC Insured
   1,000,000    5.250%, 07/01/19 .......................................            Aaa/AAA            1,078,340
   5,335,000    5.250%, 07/01/20 .......................................            Aaa/AAA            5,727,229
                City and County of Honolulu, Hawaii, Water Utility
                    Refunding and Improvement, Escrowed to
                    Maturity, FGIC Insured, Collateral: U.S.
                    Government Securities
   1,125,000    6.000%, 12/01/12 .......................................            Aaa/AAA            1,252,193
   1,050,000    6.000%, 12/01/15 .......................................            Aaa/AAA            1,215,512
                County of Hawaii, Series A, CIFG Insured
   1,850,000    5.000%, 07/15/20 .......................................            Aaa/AAA            1,963,239
                County of Hawaii, Series A, FGIC Insured
   3,170,000    5.500%, 05/01/08 .......................................            Aaa/AAA            3,206,043
   2,500,000    5.550%, 05/01/09 .......................................            Aaa/AAA            2,577,150
   4,905,000    5.600%, 05/01/11 .......................................            Aaa/AAA            5,236,529
   1,000,000    5.600%, 05/01/12 .......................................            Aaa/AAA            1,084,120
   1,000,000    5.600%, 05/01/13 .......................................            Aaa/AAA            1,098,630

                                                                                   RATING
  PRINCIPAL                                                                        MOODY'S/
   AMOUNT       HAWAII (CONTINUED)                                                   S&P                VALUE
------------    --------------------------------------------------------           --------         ------------
                County of Hawaii, Series A, FGIC Insured,
                    Prerefunded to 07/15/11 @ 100, Collateral:
                    State & Local Government Series 100%
$  1,465,000    5.500%, 07/15/16 .......................................            Aaa/AAA         $  1,565,221
                County of Hawaii, Series A, FSA Insured,
                    Prerefunded to 05/15/09 @ 101, Collateral State
                    & Local Government Series 100%
   1,000,000    5.400%, 05/15/15 .......................................            Aaa/AAA            1,039,670
   1,470,000    5.625%, 05/15/18 .......................................            Aaa/AAA            1,533,460
                County of Hawaii, Series A, FSA Insured
   1,000,000    5.000%, 07/15/16 .......................................            Aaa/AAA            1,059,060
   2,000,000    5.000%, 07/15/17 .......................................            Aaa/AAA            2,109,620
   1,000,000    5.000%, 07/15/18 .......................................            Aaa/AAA            1,050,060
                County of Hawaii, Series C, AMBAC Insured
   1,755,000    5.000%, 07/15/20 .......................................            Aaa/AAA            1,903,543
   1,840,000    5.000%, 07/15/21 .......................................            Aaa/AAA            1,994,744
                County of Kauai, Hawaii, MBIA Insured,
                    Prerefunded 08/01/11 @100, Collateral: State &
                    Local Government Series 100%
     140,000    5.625%, 08/01/13 .......................................            Aaa/AAA              150,304
     560,000    5.625%, 08/01/14 .......................................            Aaa/AAA              601,216
     355,000    5.625%, 08/01/17 .......................................            Aaa/AAA              381,128
     345,000    5.625%, 08/01/18 .......................................            Aaa/AAA              370,392
     805,000    5.500%, 08/01/20 .......................................            Aaa/AAA              860,682
                County of Kauai, Hawaii, MBIA Insured,
                    Unrefunded Portion
     985,000    5.625%, 08/01/13 .......................................            Aaa/AAA            1,054,945
   1,060,000    5.625%, 08/01/14 .......................................            Aaa/AAA            1,133,712
     680,000    5.625%, 08/01/17 .......................................            Aaa/AAA              725,533
     655,000    5.625%, 08/01/18 .......................................            Aaa/AAA              698,616
   1,555,000    5.500%, 08/01/20 .......................................            Aaa/AAA            1,644,848
                County of Kauai, Hawaii, Series A, FGIC Insured
   1,000,000    5.000%, 08/01/23 .......................................            Aaa/AAA            1,047,400
   1,500,000    5.000%, 08/01/25 .......................................            Aaa/AAA            1,565,025
   1,555,000    5.000%, 08/01/24 .......................................            Aaa/AAA            1,625,550

                                                                                   RATING
  PRINCIPAL                                                                        MOODY'S/
   AMOUNT       HAWAII (CONTINUED)                                                   S&P                VALUE
------------    --------------------------------------------------------           --------         ------------
                County of Kauai, Hawaii, Series A, FGIC Insured,
                    Prerefunded 08/01/10 @100, Collateral: State &
                    Local Government Series 100%
$  1,000,000    6.125%, 08/01/13 .......................................            Aaa/AAA         $  1,069,480
   1,010,000    6.250%, 08/01/14 .......................................            Aaa/AAA            1,083,538
   1,000,000    6.250%, 08/01/15 .......................................            Aaa/AAA            1,072,810
   1,000,000    6.250%, 08/01/16 .......................................            Aaa/AAA            1,072,810
   1,275,000    6.250%, 08/01/17 .......................................            Aaa/AAA            1,367,833
                County of Kauai, Hawaii, 2005-Series A, FGIC Insured
   1,560,000    5.000%, 08/01/16 .......................................            Aaa/AAA            1,680,167
   2,010,000    5.000%, 08/01/17 .......................................            Aaa/AAA            2,153,615
   2,060,000    5.000%, 08/01/18 .......................................            Aaa/AAA            2,194,312
   1,075,000    5.000%, 08/01/19 .......................................            Aaa/AAA            1,139,167
                County of Kauai, Hawaii Refunding Bonds, Series
                    B & C, AMBAC Insured
   1,355,000    5.900%, 08/01/08 .......................................            Aaa/AAA            1,381,341
     435,000    5.900%, 08/01/08 .......................................            Aaa/AAA              443,456
   1,300,000    5.950%, 08/01/10 .......................................            Aaa/AAA            1,383,161
                County of Maui, Hawaii, MBIA Insured
   1,250,000    3.800%, 03/01/16 .......................................            Aaa/AAA            1,239,313
   1,105,000    5.000%, 03/01/19 .......................................            Aaa/AAA            1,167,963
                County of Maui, Hawaii, Series A, FGIC Insured,
                    Prerefunded 03/01/08 @101, Collateral: U.S.
                    Government Securities
   1,200,000    5.125%, 03/01/14 .......................................            Aaa/AAA            1,219,908
   1,050,000    5.125%, 03/01/16 .......................................            Aaa/AAA            1,067,420
   2,590,000    5.250%, 03/01/18 .......................................            Aaa/AAA            2,634,263
                County of Maui, Hawaii, 2001 - Series A, MBIA
                    Insured, Partially Prerefunded 03/01/11 @100,
                    Collateral: U.S. Government Securities
     465,000    5.500%, 03/01/18 .......................................            Aaa/AAA              493,872
                County of Maui, Hawaii, Series A, MBIA Insured,
                    Unrefunded Balance
     535,000    5.500%, 03/01/18 .......................................            Aaa/AAA              563,997

                                                                                   RATING
  PRINCIPAL                                                                        MOODY'S/
   AMOUNT       HAWAII (CONTINUED)                                                   S&P                VALUE
------------    --------------------------------------------------------           --------         ------------
                County of Maui, Hawaii, 2002 - Series A, MBIA
                    Insured, Prerefunded to 03/01/12 @ 100,
                    Collateral: U.S. Government Securities
$  1,105,000    5.250%, 03/01/15 .......................................            Aaa/AAA         $  1,179,643
   1,205,000    5.250%, 03/01/16 .......................................            Aaa/AAA            1,286,398
   1,000,000    5.250%, 03/01/18 .......................................            Aaa/AAA            1,067,550
   1,750,000    5.250%, 03/01/19 .......................................            Aaa/AAA            1,868,213
   1,000,000    5.000%, 03/01/20 .......................................            Aaa/AAA            1,057,440
                County of Maui, Hawaii, Series B, FGIC Insured
   1,065,000    5.250%, 03/01/11 .......................................            Aaa/AAA            1,123,703
                County of Maui, Hawaii, Series C, FGIC Insured
   1,020,000    5.250%, 03/01/16 .......................................            Aaa/AAA            1,070,857
   1,250,000    5.250%, 03/01/20 .......................................            Aaa/AAA            1,300,525
                State of Hawaii, Series BZ, FGIC Insured
   3,700,000    6.000%, 10/01/11 .......................................            Aaa/AAA            4,031,964
   3,500,000    6.000%, 10/01/12 .......................................            Aaa/AAA            3,882,550
                State of Hawaii, Series CA, FGIC Insured
   2,000,000    5.750%, 01/01/11 .......................................            Aaa/AAA            2,132,340
                State of Hawaii, Series CH
   1,000,000    4.750%, 11/01/11 .......................................            Aa2/AA             1,041,300
                State of Hawaii, Series CH, FGIC Insured
   5,000,000    6.000%, 11/01/07 .......................................            Aaa/AAA            5,008,682
   3,390,000    6.000%, 11/01/08 .......................................            Aaa/AAA            3,478,750
                State of Hawaii, Series CL, FGIC Insured
   2,305,000    6.000%, 03/01/11 .......................................            Aaa/AAA            2,484,075
                State of Hawaii, Series CM, FGIC Insured
   3,000,000    6.500%, 12/01/15 .......................................            Aaa/AAA            3,572,910
                State of Hawaii, Series CP, FGIC Insured,
                    Prerefunded to 10/01/07 @101, Collateral:
                    U.S. Government Securities
   3,565,000    5.000%, 10/01/13 .......................................            Aaa/AAA            3,600,650
   1,565,000    5.000%, 10/01/14 .......................................            Aaa/AAA            1,580,650
   3,565,000    5.000%, 10/01/15 .......................................            Aaa/AAA            3,600,650
   5,135,000    5.000%, 10/01/17 .......................................            Aaa/AAA            5,186,350

                                                                                   RATING
  PRINCIPAL                                                                        MOODY'S/
   AMOUNT       HAWAII (CONTINUED)                                                   S&P                VALUE
------------    --------------------------------------------------------           --------         ------------
                State of Hawaii, Series CP, FGIC Insured, Unrefunded
$  1,435,000    5.000%, 10/01/13 .......................................            Aaa/AAA         $  1,450,943
     630,000    5.000%, 10/01/14 .......................................            Aaa/AAA              636,999
   1,435,000    5.000%, 10/01/15 .......................................            Aaa/AAA            1,450,943
   2,060,000    5.000%, 10/01/17 .......................................            Aaa/AAA            2,082,887
                State of Hawaii, Series CR, MBIA Insured,
                    Prerefunded 04/01/08 @101, Collateral: U.S.
                    Government Securities
   1,000,000    5.250%, 04/01/13 .......................................            Aaa/AAA            1,018,580
   5,000,000    5.000%, 04/01/16 .......................................            Aaa/AAA            5,086,800
   9,600,000    5.000%, 04/01/17 .......................................            Aaa/AAA            9,766,656
                State of Hawaii, Series CS, MBIA Insured
   5,500,000    5.000%, 04/01/09 .......................................            Aaa/AAA            5,617,480
                State of Hawaii, Series CU, Prerefunded 10/01/10
                    @100, MBIA Insured, Collateral: State & Local
                    Government Series 100%
   3,000,000    5.600%, 10/01/19 .......................................            Aaa/AAA            3,175,860
                State of Hawaii, Series CV, FGIC Insured
  11,000,000    5.000%, 08/01/20 .......................................            Aaa/AAA           11,342,870
   5,000,000    5.250%, 08/01/21 .......................................            Aaa/AAA            5,215,900
   1,015,000    5.000%, 08/01/21 .......................................            Aaa/AAA            1,044,821
                State of Hawaii, Series CX, FSA Insured
   8,725,000    5.500%, 02/01/13 .......................................            Aaa/AAA            9,390,630
   2,500,000    5.500%, 02/01/21 .......................................            Aaa/AAA            2,654,675
                State of Hawaii, Series CZ, FSA Insured Prerefunded
                    to 07/01/12 @100, Collateral: U.S. Government
                    Securities
   3,000,000    5.250%, 07/01/17 .......................................            Aaa/AAA            3,216,660
                State of Hawaii, Series DE, MBIA Insured
  10,000,000    5.000%, 10/01/21 .......................................            Aaa/AAA           10,474,300
                State of Hawaii, Series DF, AMBAC Insured
   3,500,000    5.000%, 07/01/18 .......................................            Aaa/AAA            3,726,100
  10,000,000    5.000%, 07/01/22 .......................................            Aaa/AAA           10,523,600
   3,500,000    5.000%, 07/01/23 .......................................            Aaa/AAA            3,676,190
  10,000,000    5.000%, 07/01/24 .......................................            Aaa/AAA           10,483,200

                                                                                   RATING
  PRINCIPAL                                                                        MOODY'S/
   AMOUNT       HAWAII (CONTINUED)                                                   S&P                VALUE
------------    --------------------------------------------------------           --------         ------------
                State of Hawaii, Series DG, AMBAC Insured, Refunding
$  2,000,000    5.000%, 07/01/17 .......................................            Aaa/AAA         $  2,141,580
                State of Hawaii, Series DI, FSA Insured
   5,000,000    5.000%, 03/01/20 .......................................            Aaa/AAA            5,295,350
   2,750,000    5.000%, 03/01/21 .......................................            Aaa/AAA            2,902,433
   5,000,000    5.000%, 03/01/22 .......................................            Aaa/AAA            5,262,700
                State of Hawaii, Series DJ, AMBAC Insured
   5,000,000    5.000%, 04/01/23 .......................................            Aaa/AAA            5,278,450
                                                                                                    ------------
                Total Hawaii General Obligation Bonds ..................                             357,725,638
                                                                                                    ------------
                HAWAII REVENUE BONDS (41.6%):

                Board of Regents, University of Hawaii, University
                    System, Series A, FGIC Insured, Prerefunded to
                    07/15/12 @100, Collateral: State & Local
                    Government Series 100%
   2,000,000    5.500%, 07/15/19 .......................................            Aaa/AAA            2,167,320
   2,000,000    5.500%, 07/15/21 .......................................            Aaa/AAA            2,167,320
   2,000,000    5.500%, 07/15/22 .......................................            Aaa/AAA            2,167,320
   3,000,000    5.500%, 07/15/29 .......................................            Aaa/AAA            3,250,980
                Board of Regents, University of Hawaii, University
                    System, Series B, FSA Insured
   1,110,000    5.250%, 10/01/12 .......................................            Aaa/AAA            1,177,155
   1,000,000    5.250%, 10/01/13 .......................................            Aaa/AAA            1,058,970
   1,140,000    5.250%, 10/01/14 .......................................            Aaa/AAA            1,204,615
   1,395,000    5.250%, 10/01/15 .......................................            Aaa/AAA            1,471,418
                City and County of Honolulu, Hawaii Board of
                    Water Supply & System, FSA Insured, Prerefunded
                    07/01/11 @100, Collateral: U.S. Government
                    Securities
   1,490,000    5.125%, 07/01/21 .......................................            Aaa/AAA            1,571,518
                City and County of Honolulu, Hawaii Board of
                    Water Supply & System, FSA Insured, Prerefunded
                    to 07/01/11 @100, Collateral: U.S. Government
                    Securities
   5,450,000    5.250%, 07/01/23 .......................................            Aaa/AAA            5,771,877

                                                                                   RATING
  PRINCIPAL                                                                        MOODY'S/
   AMOUNT       HAWAII (CONTINUED)                                                   S&P                VALUE
------------    --------------------------------------------------------           --------         ------------
                City and County of Honolulu, Hawaii Board of
                    Water Supply & System, Series A, FGIC Insured
$  1,230,000    5.000%, 07/01/21 .......................................            Aaa/AAA         $  1,286,457
                City and County of Honolulu, Hawaii Board of
                    Water Supply & System, Series A, MBIA Insured
  30,000,000    4.750%, 07/01/31 .......................................            Aaa/AAA           30,083,094
                City and County of Honolulu, Hawaii Multifamily
                    Revenue - Maunakea Apartments, FHA Insured -
                    GNMA Collateral, AMT
   2,835,000    6.400%, 05/20/30 .......................................            NR/AAA             2,989,904
                City and County of Honolulu, Hawaii Wastewater
                    Systems, FGIC Insured
   1,395,000    5.000%, 07/01/12 .......................................            Aaa/NR             1,440,045
                City and County of Honolulu, Hawaii Wastewater
                    Systems, Series A, FGIC Insured
   1,825,000    5.000%, 07/01/22 .......................................            Aaa/AAA            1,914,407
                City and County of Honolulu, Hawaii Wastewater
                    Systems, Junior Series, FGIC Insured
   2,000,000    5.250%, 07/01/18 .......................................            Aaa/AAA            2,067,460
   5,055,000    5.000%, 07/01/23 .......................................            Aaa/AAA            5,188,806
                City and County of Honolulu, Hawaii Wastewater
                    Systems, Senior Series, AMBAC Insured
   1,810,000    5.500%, 07/01/11 .......................................            Aaa/NR             1,931,324
                City & County of Honolulu, Hawaii Wastewater
                    Systems, Senior Series A, FGIC Insured
   2,370,000    5.000%, 07/01/18 .......................................            Aaa/AAA            2,523,102
   2,000,000    5.000%, 07/01/24 .......................................            Aaa/AAA            2,089,920
                City & County of Honolulu, Hawaii Wastewater
                    Systems, First Bond Resolution, Series SR,
                    Prerefunded to 07/01/11 @100, Collateral: State &
                    Local Government Series 100%
   1,065,000    5.500%, 07/01/16 .......................................            Aaa/NR             1,137,154
   3,000,000    5.500%, 07/01/17 .......................................            Aaa/NR             3,203,250
   2,310,000    5.500%, 07/01/18 .......................................            Aaa/NR             2,466,503
   2,000,000    5.250%, 07/01/19 .......................................            Aaa/NR             2,118,120

                                                                                   RATING
  PRINCIPAL                                                                        MOODY'S/
   AMOUNT       HAWAII (CONTINUED)                                                   S&P                VALUE
------------    --------------------------------------------------------           --------         ------------
                City and County of Honolulu, Hawaii Wastewater
                    System First Bond Resolution, Senior Series A,
                    MBIA Insured
$  1,000,000    5.000%, 07/01/36 .......................................            Aaa/AAA         $  1,030,640
                City and County of Honolulu, Hawaii Wastewater
                    System Second Bond, Junior B-1 Remarket
                    09/15/06, MBIA Insured
   1,340,000    5.000%, 07/01/18 .......................................            Aaa/AAA            1,435,931
   1,935,000    5.000%, 07/01/19 .......................................            Aaa/AAA            2,061,781
   2,035,000    5.000%, 07/01/20 .......................................            Aaa/AAA            2,159,115
  19,715,000    5.000%, 07/01/32 .......................................            Aaa/AAA           20,376,635
                City and County of Honolulu, Hawaii Board of
                    Water Supply Water Systems, FSA Insured,
                    Unrefunded Balance
   1,510,000    5.125%, 07/01/21 .......................................            Aaa/AAA            1,564,179
                Department of Budget and Finance of the State of
                    Hawaii Special Purpose (The Queen's Health
                    System), Series B, MBIA Insured Prerefunded to
                    07/01/08 @102, Collateral: U.S. Treasury Strips 100%
   8,000,000    5.250%, 07/01/23 .......................................            Aaa/AAA            8,260,480
                Department of Hawaiian Home Lands (State of
                    Hawaii), Escrowed to Maturity, Collateral: US
                    Government Securities
   1,310,000    4.150%, 07/01/08 .......................................            A3/NR              1,314,899
                Department of Hawaiian Home Lands (State of
                    Hawaii), Prerefunded to 07/01/09 @101,
                    Collateral: US Government Securities
   1,525,000    4.350%, 07/01/10 .......................................            A3/NR              1,550,574
   1,245,000    4.450%, 07/01/11 .......................................            A3/NR              1,268,120
                Hawaii State Department of Budget and Finance
                    Special Purpose Revenue (Chaminade University,
                    Honolulu), Radian Insured
   1,000,000    5.000%, 01/01/26 .......................................            NR/AA1             1,005,290

                                                                                   RATING
  PRINCIPAL                                                                        MOODY'S/
   AMOUNT       HAWAII (CONTINUED)                                                   S&P                VALUE
------------    --------------------------------------------------------           --------         ------------
                Hawaii State Department of Budget and Finance
                    Special Purpose Revenue Linked Certificates
                    (Kapiolani Health Care)
$  5,000,000    6.400%, 07/01/13 .......................................            Baa1/BBB+       $  5,440,600
                Hawaii State Department of Budget and Finance
                    Special Purpose Revenue (Mid Pacific Institute),
                    Radian Insured
   2,000,000    4.625%, 01/01/31 .......................................            NR/AA              1,841,200
   1,210,000    4.625%, 01/01/36 .......................................            NR/AA              1,104,161
                Hawaii State Department of Budget and Finance
                    Special Purpose Revenue (Hawaiian Electric
                    Company, Inc.), Series A, AMBAC Insured
   4,965,000    5.500%, 12/01/14 .......................................            Aaa/AAA            5,205,157
                Hawaii State Department of Budget and Finance
                    Special Purpose Revenue (Hawaiian Electric
                    Company, Inc.), Series A, MBIA Insured
   4,125,000    4.950%, 04/01/12 .......................................            Aaa/AAA            4,357,691
                Hawaii State Department of Budget and Finance
                    Special Purpose Revenue Refunding (Hawaiian
                    Electric Company, Inc.) Series A-AMT,
                    FGIC Insured
   5,000,000    4.800%, 01/01/25 .......................................            Aaa/AAA            5,008,750
                Hawaii State Department of Budget and Finance of
                    the State of Hawaii Special Purpose Revenue
                    (Hawaiian Electric Company, Inc. and Subsidiaries
                    Projects), Series A-AMT, MBIA Insured
   5,700,000    5.650%, 10/01/27 .......................................            Aaa/AAA            6,033,279
                Hawaii State Department of Budget and Finance
                    Special Purpose Revenue (Hawaiian Electric
                    Company, Inc., and Subsidiaries Projects), Series
                    B-AMT, XL Capital Insured
   1,000,000    5.000%, 12/01/22 .......................................            Aaa/AAA            1,016,800

                                                                                   RATING
  PRINCIPAL                                                                        MOODY'S/
   AMOUNT       HAWAII (CONTINUED)                                                   S&P                VALUE
------------    --------------------------------------------------------           --------         ------------
                Hawaii State Department of Budget and Finance
                    Special Purpose Revenue (Hawaiian Electric
                    Company, Inc.), Series D-AMT, AMBAC Insured
$  2,500,000    6.150%, 01/01/20 .......................................            Aaa/AAA         $  2,590,400
                Hawaii State Department of Budget and Finance
                    Special Purpose Revenue (Hawaii Pacific Health)
                    Series B, Weekly Reset VRDO*, Radian Insured,
                    SPA: Bank of Nova Scotia
  13,000,000    4.400%, 07/01/33 .......................................            NR/A-1+           13,000,000
                Hawaii State Department of Budget and Finance
                    Special Purpose Revenue (Hawaii Pacific Health)
                    Series B-2, Weekly Reset VRDO*, Radian
                    Insured, SPA: Bank of Nova Scotia
   3,285,000    5.750%, 07/01/33 .......................................            NR/A-1+            3,285,000
                Housing Finance and Development Corporation
                    (State of Hawaii) Single Family Mortgage, Series
                    A-AMT, FNMA Collateral
   2,800,000    5.300%, 07/01/22 .......................................            Aaa/AAA            2,850,232
   2,770,000    5.750%, 07/01/30 .......................................            Aaa/AAA            2,838,945
     910,000    5.400%, 07/01/30 .......................................            Aaa/AAA              926,389
  10,000,000    5.400%, 07/01/29 .......................................            Aaa/AAA           10,190,400
                Housing Finance and Development Corporation
                    (State of Hawaii) Single Family Mortgage, Series
                    B, FNMA Insured
   9,350,000    5.450%, 07/01/17 .......................................            Aaa/AAA            9,489,970
   6,800,000    5.300%, 07/01/28 .......................................            Aaa/AAA            6,878,948
                Housing Finance and Development Corporation
                    (State of Hawaii) University of Hawaii Faculty
                    Housing Project,, AMBAC Insured
   2,125,000    5.650%, 10/01/16 .......................................            Aaa/AAA            2,127,316
   4,000,000    5.700%, 10/01/25 .......................................            Aaa/AAA            4,004,480
                State of Hawaii Airport System, AMT, FGIC Insured
   4,000,000    5.750%, 07/01/17 .......................................            Aaa/AAA            4,239,480
  11,000,000    5.625%, 07/01/18 .......................................            Aaa/AAA           11,576,070
   6,000,000    5.250%, 07/01/21 .......................................            Aaa/AAA            6,175,980

                                                                                   RATING
  PRINCIPAL                                                                        MOODY'S/
   AMOUNT       HAWAII (CONTINUED)                                                   S&P                VALUE
------------    --------------------------------------------------------           --------         ------------
                State of Hawaii Airport System, AMT, Second
                    Series, Escrowed to Maturity, MBIA Insured,
                    Collateral: U.S. Government Securities
$  6,455,000    6.900%, 07/01/12 .......................................            Aaa/AAA         $  6,976,951
                State of Hawaii Airport System, Series B-AMT,
                    FGIC Insured
   3,000,000    8.000%, 07/01/10 .......................................            Aaa/AAA            3,329,310
                State of Hawaii Harbor Capital Improvement
                    Revenue, Series B-AMT, AMBAC Insured
   3,000,000    5.500%, 07/01/19 .......................................            Aaa/AAA            3,164,670
                State of Hawaii Harbor System Revenue, Series
                    A-AMT, FSA Insured
   2,000,000    5.750%, 07/01/17 .......................................            Aaa/AAA            2,111,120
   1,500,000    5.900%, 07/01/21 .......................................            Aaa/AAA            1,583,520
   4,845,000    5.000%, 01/01/31 .......................................            Aaa/AAA            4,906,677
                State of Hawaii Harbor System Revenue, Series
                    A-AMT, FSA Insured
   2,000,000    5.250%, 07/01/15 .......................................            Aaa/AAA            2,170,500
   2,215,000    5.250%, 07/01/17 .......................................            Aaa/AAA            2,415,923
                State of Hawaii Harbor System Revenue,
                    Series A-AMT
   2,415,000    4.750%, 01/01/11 .......................................            A1/A+              2,479,070
                State of Hawaii Highway Revenue Prerefunded
                    07/01/11 @100, FSA Insured, Collateral: State &
                    Local Government Series 100%
   1,530,000    5.375%, 07/01/14 .......................................            Aaa/AAA            1,627,002
   2,720,000    5.500%, 07/01/19 .......................................            Aaa/AAA            2,859,563
   1,110,000    5.500%, 07/01/20 .......................................            Aaa/AAA            1,166,954
   2,000,000    5.375%, 07/01/20 .......................................            Aaa/AAA            2,126,800
                State of Hawaii Highway Revenue, Series A,
                    FSA Insured
   1,000,000    5.000%, 07/01/20 .......................................            Aaa/AAA            1,055,070
   2,000,000    5.000%, 07/01/22 .......................................            Aaa/AAA            2,097,980

                                                                                   RATING
  PRINCIPAL                                                                        MOODY'S/
   AMOUNT       HAWAII (CONTINUED)                                                   S&P                VALUE
------------    --------------------------------------------------------           --------         ------------
                State of Hawaii Highway Revenue, Series B,
                    FSA Insured
$  2,000,000    5.000%, 07/01/16 .......................................            Aaa/AAA         $  2,152,640
                University of Hawaii Revenue Refunding, Series A,
                    MBIA Insured
  10,000,000    4.500%, 07/15/32 .......................................            Aaa/AAA            9,737,000
                                                                                                    ------------
                Total Hawaii Revenue Bonds .............................                             286,617,681
                                                                                                    ------------
                NEW YORK BONDS (0.3%):

                New York, New York City Transitional Financial
                    Authority, New York City Recovery, Revenue
                    Bonds, Series 1 - Sub 1D, Daily Reset -
                    VRDO*, Letter of Credit - Landesbank
                    Hessen-Thuringen
   2,115,000    3.960%, 11/01/22 .......................................            VMIG1/A-1+         2,115,000
                                                                                                    ------------
                PENNSYLVANIA BONDS (1.2%):

                Philadelphia, Pennsylvania Authority for Industrial
                    Development, Fox Chase Cancer Center, Revenue
                    Bonds, Series A, Daily Reset VRDO*, Letter of
                    Credit - Citizens Bank of Pennsylvania
   8,330,000    4.000%, 07/01/31 .......................................            NR/A-1+            8,330,000
                                                                                                    ------------
                PUERTO RICO BONDS (6.3%):

                Puerto Rico Commonwealth Aqueduct and Sewer
                    Authority Revenue Bonds, MBIA Insured
   2,500,000    5.000%, 07/01/15 .......................................            Aaa/AAA            2,519,775
                Puerto Rico Commonwealth Government Facilities
                    Revenue Bonds, Series A, FSA Insured
   1,600,000    5.250%, 07/01/19 .......................................            NR/AAA2            1,774,768
                Puerto Rico Commonwealth Highway &
                    Transportation Authority Revenue, Series G,
                    FGIC Insured
   1,000,000    5.250%, 07/01/15 .......................................            Aaa/AAA            1,081,640

                                                                                   RATING
  PRINCIPAL                                                                        MOODY'S/
   AMOUNT       PUERTO RICO (CONTINUED)                                              S&P                VALUE
------------    --------------------------------------------------------           --------         ------------
                Puerto Rico Commonwealth Highway &
                    Transportation Authority Revenue Refunding
                    Series L, MBIA Insured
$  6,000,000    5.250%, 07/01/23 .......................................            Aaa/AAA         $  6,668,580
                Puerto Rico Commonwealth Infrastructure Finance
                    Authority Special Capital Appreciation, Series A,
                    AMBAC Insured
   5,685,000    zero coupon, 07/01/29 ..................................            Aaa/AAA            2,057,117
                Puerto Rico Commonwealth Public Finance
                    Corporation Revenue Bonds, Series A,
                    Prerefunded 08/01/11 @100, MBIA Insured,
                    Collateral: 38% U.S. Treasury; 62% U.S.
                    Government Securities
   5,000,000    5.500%, 08/01/17 .......................................            Aaa/AAA            5,355,100
                Puerto Rico Commonwealth Public Improvement
                    General Obligation Bonds, MBIA Insured
   1,800,000    5.250%, 07/01/13 .......................................            Aaa/AAA            1,880,694
                Puerto Rico Commonwealth Public Improvement
                    General Obligation Bonds, Series A, FGIC Insured
   2,000,000    5.500%, 07/01/16 .......................................            Aaa/AAA            2,249,240
                Puerto Rico Commonwealth Public Improvement
                    General Obligation Bonds Refunding, Series A,
                    MBIA Insured
   6,245,000    5.500%, 07/01/20 .......................................            Aaa/AAA            7,072,463
                Puerto Rico Commonwealth Public Improvement
                    General Obligation Bonds, Series CR,
                    FSA Insured
   1,060,000    5.250%, 07/01/17 .......................................            Aaa/AAA            1,175,932
                Puerto Rico Electric Power Authority Power Revenue
                    Bonds Series QQ, XLCA Insured
   3,195,000    5.500%, 07/01/16 .......................................            Aaa/AAA            3,593,161
                Puerto Rico Electric Power Authority Power Revenue
                    Series TT
   7,000,000    5.000%, 07/01/26 .......................................            A3/BBB+            7,145,670

                                                                                   RATING
  PRINCIPAL                                                                        MOODY'S/
   AMOUNT       PUERTO RICO (CONTINUED)                                              S&P                VALUE
------------    --------------------------------------------------------           --------         ------------
                Puerto Rico Electric Power Authority Power Revenue,
                    Refunding Series UU
$  1,000,000    4.250%, 07/01/13 .......................................            A3/BBB+         $  1,018,320
                                                                                                    ------------
                Total Puerto Rico Bonds ................................                              43,592,460
                                                                                                    ------------
                Total Investments (cost $682,023,447 - note 4) .........            101.2%           698,380,779
                Other assets less liabilities ..........................             (1.2)            (8,056,212)
                                                                                    -----           ------------
                NET ASSETS .............................................            100.0%          $690,324,567
                                                                                    =====           ============

                                                                                  Percent of
                Portfolio Distribution by Quality Rating (unaudited)              Portfolio
                ----------------------------------------------------              ----------
                Aaa or #Aaa of Moody's or AAA of S&P or Fitch ..........             96.4%
                Aa of Moody's or AA of S&P or Fitch ....................              0.7
                A of Moody's or S&P ....................................              2.0
                Baa of Moody's or BBB of S&P ...........................              0.9
                                                                                    -----
                                                                                    100.0%
                                                                                    =====

                *   Variable rate demand  obligations (VRDOs) are
                    payable upon demand within  the same day  for
                    securities with daily liquidity or seven days
                    for securities with weekly liquidity.
                1   Rated AA by Fitch.
                2   Rated AAA by Fitch.

                PORTFOLIO ABBREVIATIONS:
                ------------------------
                AMBAC    American Municipal Bond Assurance Corporation
                AMT      Alternative Minimum Tax
                CIFG     CDC IXIS Financial Guaranty
                FGIC     Financial Guaranty Insurance Co.
                FNMA     Federal National Mortgage Association
                FSA      Financial Securities Assurance
                GNMA     Government National Mortgage Association
                MBIA     Municipal Bond Investors Assurance
                NR       Not Rated
                TCRS     Transferable Custodial Receipts
                VRDO     Variable Rate Demand Obligation
                XLCA     XL Capital Assurance

                 See accompanying notes to financial statements.

                             HAWAIIAN TAX-FREE TRUST
                       STATEMENT OF ASSETS AND LIABILITIES
                               SEPTEMBER 30, 2007
                                   (UNAUDITED)

ASSETS
    Investments at value (cost $682,023,447) ............................................            $ 698,380,779
    Interest receivable .................................................................                9,568,344
    Receivable for Trust shares sold ....................................................                  118,815
    Other assets ........................................................................                   35,490
                                                                                                     -------------
    Total assets ........................................................................              708,103,428
                                                                                                     -------------
LIABILITIES
    Cash overdraft ......................................................................                1,849,349
    Payable for investment securities purchased .........................................               13,730,000
    Payable for Trust shares redeemed ...................................................                1,124,655
    Dividends payable ...................................................................                  535,135
    Adviser and Administrator fees payable ..............................................                  226,569
    Distribution and service fees payable ...............................................                  130,022
    Accrued expenses ....................................................................                  183,131
                                                                                                     -------------
    Total liabilities ...................................................................               17,778,861
                                                                                                     -------------
NET ASSETS ..............................................................................            $ 690,324,567
                                                                                                     =============
    Net Assets consist of:
    Capital Stock - Authorized an unlimited number of shares, par value $0.01 per share .            $     615,298
    Additional paid-in capital ..........................................................              674,551,367
    Net unrealized appreciation on investments (note 4) .................................               16,357,332
    Accumulated net realized loss on investments ........................................               (3,289,873)
    Undistributed net investment income .................................................                2,090,443
                                                                                                     -------------
                                                                                                     $ 690,324,567
                                                                                                     =============
CLASS A
    Net Assets ..........................................................................            $ 633,355,914
                                                                                                     =============
    Capital shares outstanding ..........................................................               56,453,492
                                                                                                     =============
    Net asset value and redemption price per share ......................................            $       11.22
                                                                                                     =============
    Offering price per share (100/96 of $11.22 adjusted to nearest cent) ................            $       11.69
                                                                                                     =============
CLASS C
    Net Assets ..........................................................................            $  31,503,101
                                                                                                     =============
    Capital shares outstanding ..........................................................                2,810,046
                                                                                                     =============
    Net asset value and offering price per share ........................................            $       11.21
                                                                                                     =============
    Redemption price per share (*a charge of 1% is imposed on the redemption proceeds of the shares, or on the original price, whichever is lower,
        if redeemed during the first 12 months after purchase) ..........................            $       11.21*
                                                                                                     =============
CLASS Y
    Net Assets ..........................................................................            $  25,465,552
                                                                                                     =============
    Capital shares outstanding ..........................................................                2,266,311
                                                                                                     =============
    Net asset value, offering and redemption price per share ............................            $       11.24
                                                                                                     =============

                 See accompanying notes to financial statements.

                             HAWAIIAN TAX-FREE TRUST
                             STATEMENT OF OPERATIONS
                       SIX MONTHS ENDED SEPTEMBER 30, 2007
                                   (UNAUDITED)

INVESTMENT INCOME:
    Interest income ..................................................                               $  16,946,857
Expenses:

    Investment Adviser fees (note 3) .................................            $   485,620
    Administrator fees (note 3) ......................................                901,870
    Distribution and service fees (note 3) ...........................                802,819
    Transfer and shareholder servicing agent fees ....................                240,037
    Trustees' fees and expenses (note 8) .............................                 67,283
    Shareholders' reports and proxy statements .......................                 63,971
    Legal fees (note 3) ..............................................                 56,816
    Custodian fees ...................................................                 30,661
    Insurance ........................................................                 28,727
    Registration fees and dues .......................................                 15,228
    Auditing and tax fees ............................................                 10,528
    Chief compliance officer (note 3) ................................                  2,278
    Miscellaneous ....................................................                 21,078
                                                                                  -----------
                                                                                    2,726,916
    Expenses paid indirectly (note 6) ................................                 (8,021)
                                                                                  -----------
    Net expenses .....................................................                                   2,718,895
                                                                                                     -------------
    Net investment income ............................................                                  14,227,962

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:

    Net realized gain (loss) from securities transactions ............             (1,016,266)
    Change in unrealized appreciation on investments .................             (6,147,238)
                                                                                  -----------
    Net realized and unrealized gain (loss) on investments ...........                                  (7,163,504)
                                                                                                     -------------
    Net change in net assets resulting from operations ...............                               $   7,064,458
                                                                                                     =============

                See accompanying notes to financial statements.

                             HAWAIIAN TAX-FREE TRUST
                       STATEMENTS OF CHANGES IN NET ASSETS

                                                                                Six Months Ended
                                                                               September 30, 2007      Year Ended
                                                                                  (unaudited)        March 31, 2007
                                                                               ------------------    --------------
OPERATIONS:
    Net investment income ............................................            $ 14,227,962       $ 28,129,077
    Net realized gain (loss) from securities transactions ............              (1,016,266)        (1,967,967)
    Change in unrealized appreciation on investments .................              (6,147,238)         3,729,213
                                                                                  ------------       ------------
    Net change in net assets resulting from operations ...............               7,064,458         29,890,323
                                                                                  ------------       ------------
DISTRIBUTIONS TO SHAREHOLDERS (note 10):
    Class A Shares:
    Net investment income ............................................             (13,137,395)       (26,167,646)
    Net realized gain on investments .................................                      --           (810,146)

    Class C Shares:
    Net investment income ............................................                (556,472)        (1,150,716)
    Net realized gain on investments .................................                      --            (44,247)

    Class Y Shares:
    Net investment income ............................................                (534,133)          (810,971)
    Net realized gain on investments .................................                      --            (20,665)
                                                                                  ------------       ------------
    Change in net assets from distributions ..........................             (14,228,000)       (29,004,391)
                                                                                  ------------       ------------

CAPITAL SHARE TRANSACTIONS (note 7):
    Proceeds from shares sold ........................................              30,447,965         57,436,680
    Reinvested dividends and distributions ...........................               7,726,513         16,061,923
    Cost of shares redeemed ..........................................             (44,378,071)       (91,696,642)
                                                                                  ------------       ------------
    Change in net assets from capital share transactions .............              (6,203,593)       (18,198,039)
                                                                                  ------------       ------------

         Change in net assets ........................................             (13,367,135)       (17,312,107)

NET ASSETS:
      Beginning of period ............................................             703,691,702        721,003,809
                                                                                  ------------       ------------
      End of period* .................................................            $690,324,567       $703,691,702
                                                                                  ============       ============

        * Includes undistributed net investment income of:                        $  2,090,443       $  2,090,481
                                                                                  ============       ============

                 See accompanying notes to financial statements.

                             HAWAIIAN TAX-FREE TRUST
                          NOTES TO FINANCIAL STATEMENTS
                         SEPTEMBER 30, 2007 (UNAUDITED)

1.  ORGANIZATION

      Hawaiian Tax-Free Trust (the "Trust"), a non-diversified, open-end investment company, was organized on May 7, 1984, as a Massachusetts business trust and commenced operations on February 20, 1985. The Trust is authorized to issue an unlimited number of shares and, from its inception to April 1, 1996, offered only one class of shares. On that date, the Trust began offering two additional classes of shares, Class C and Class Y shares. All shares outstanding prior to that date were designated as Class A shares and are sold with a front-payment sales charge and bear an annual distribution fee. Class C shares are sold with a level-payment sales charge with no payment at time of purchase but level service and distribution fees from date of purchase through a period of six years thereafter. A contingent deferred sales charge of 1% is assessed to any Class C shareholder who redeems shares of this Class within one year from the date of purchase. Class C Shares, together with a pro-rata portion of all Class C Shares acquired through reinvestment of dividends and other distributions paid in additional Class C Shares, automatically convert to Class A Shares after 6 years. The Class Y shares are only offered to institutions acting for an investor in a fiduciary, advisory, agency, custodial or similar capacity and are not offered directly to retail investors. Class Y shares are sold at net asset value without any sales charge, redemption fees, contingent deferred sales charge or distribution or service fees. On July 21, 1998, the Trust established Class I shares, which are offered and sold only through financial intermediaries and are not offered directly to retail investors. As of the report date, there were no Class I Shares outstanding. All classes of shares represent interests in the same portfolio of investments and are identical as to rights and privileges but differ with respect to the effect of sales charges, the distribution and/or service fees borne by each class, expenses specific to each class, voting rights on matters affecting a single class and the exchange privileges of each class.

2.  SIGNIFICANT ACCOUNTING POLICIES

      The following is a summary of significant accounting policies followed by the Trust in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

a) Portfolio valuation: Municipal securities which have remaining maturities of more than 60 days are valued each business day based upon information provided by a nationally prominent independent pricing service and periodically verified through other pricing services. In the case of securities for which market quotations are readily available, securities are valued by the pricing service at the mean of bid and asked quotations. If market quotations or a valuation from the pricing service is not readily available, the security is valued at fair value determined in good faith under procedures established by and under the general supervision of the Board of Trustees. Securities which mature in 60 days or less are valued at amortized cost if their term to maturity at purchase is 60 days or less, or by amortizing their unrealized appreciation or depreciation on the 61st day prior to maturity, if their term to maturity at purchase exceeds 60 days.

b) Securities transactions and related investment income: Securities transactions are recorded on the trade date. Realized gains and losses from securities transactions are reported on the identified cost basis. Interest income is recorded daily on the accrual basis and is adjusted for amortization of premium and accretion of original issue discount and market discount on a daily basis.

c) Federal income taxes: It is the policy of the Trust to continue to qualify as a regulated investment company by complying with the provisions of the Internal Revenue Code applicable to certain investment companies. The Trust intends to make distributions of income and securities profits sufficient to relieve it from all, or substantially all, Federal income and excise taxes.

d) Multiple Class Allocation: All income, expenses (other than class-specific expenses), and realized and unrealized gains or losses are allocated daily to each class of shares based on the relative net assets of each class. Class-specific expenses, which include distribution and service fees and any other items that are specifically attributed to a particular class, are charged directly to such class.

e) Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

f) Reclassification of Capital Accounts: Accounting principles generally accepted in the United States of America require that certain components of net assets relating to permanent differences be reclassified between financial and tax reporting. These reclassifications have no effect on net assets or net asset value per share. On March 31, 2007 a reclassification was made to decrease undistributed net investment income by $46 and decrease accumulated net realized loss on investments by $46.

g) Accounting pronouncements: In July 2006, the Financial Accounting Standards Board ("FASB") released FASB Interpretation No. 48 "Accounting for Uncertainty in income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 required the evaluation of tax positions taken or expected to be taken in the course of preparing the Trust's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would have been recorded as a tax benefit or expense in the current year. FIN 48 was effective for the Trust on September 28, 2007 and there were no uncertain tax positions to be reflected in the Trust's financial statements at September 30, 2007.

      In  September  2006,  FASB issued  FASB  Statement  No.  157,  "Fair Value
      Measurement" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Trust believes adoption of SFAS 157 will have no material impact on the Trust's financial statements.

3.  FEES AND RELATED PARTY TRANSACTIONS

a)  MANAGEMENT ARRANGEMENTS:

      The Asset Management Group of Bank of Hawaii (the "Adviser"), serves as Investment Adviser to the Trust. In this role, under an Investment Advisory Agreement, the Adviser supervises the Trust's investments and provides various services to the Trust, for which it is entitled to receive a fee which is payable monthly and computed as of the close of business each day at the annual rate of 0.14% of the net assets of the Trust.

      Aquila Investment Management LLC the ("Administrator"), a wholly-owned subsidiary of Aquila Management Corporation, the Trust's founder and sponsor, serves as the Administrator for the Trust under an Administration Agreement with the Trust. Under this Agreement, the Administrator provides all administrative services, other than those relating to the management of the Trust's investments. These include providing the office of the Trust and all related services as well as overseeing the activities of all the various support organizations to the Trust such as the shareholder servicing agent, custodian, legal counsel, auditors and distributor. For its services, the Administrator is entitled to receive a fee which is payable monthly and computed as of the close of business each day at the annual rate of 0.26% of the net assets of the Trust.

      The Adviser and the Administrator each agree that the above fees shall be reduced, but not below zero, by an amount equal to its pro-rata portion (determined on the basis of the respective fees computed as described above) of the amount, if any, by which the total expenses of the Trust in any fiscal year, exclusive of taxes, interest and brokerage fees, shall exceed the lesser of (i) 2.5% of the first $30 million of average annual net assets of the Trust plus 2% of the next $70 million of such assets and 1.5% of its average annual net assets in excess of $100 million, or (ii) 25% of the Trust's total annual investment income. The payment of the above fees at the end of any month will be reduced or postponed so that at no time will there be any accrued but unpaid liability under this expense limitation. No such reduction in fees was required during the six months ended September 30, 2007.

      Under a Compliance Agreement with the Administrator, the Administrator is additionally compensated for Chief Compliance Officer related services provided to enable the Trust to comply with Rule 38a-1 of the Investment Company Act of 1940.

      Specific details as to the nature and extent of the services provided by the Adviser and the Administrator are more fully defined in the Trust's Prospectus and Statement of Additional Information.

b)  DISTRIBUTION AND SERVICE FEES:

      The Trust has adopted a Distribution Plan (the "Plan") pursuant to Rule 12b-1 (the "Rule") under the Investment Company Act of 1940. Under one part of the Plan, with respect to Class A Shares, the Trust is authorized to make service fee payments to broker-dealers or others ("Qualified Recipients") selected by Aquila Distributors, Inc. (the "Distributor"), including, but not limited to, any principal underwriter of the Trust, with which the Distributor has entered into written agreements contemplated by the Rule and which have rendered assistance in the distribution and/or retention of the Trust's shares or servicing of shareholder accounts. The Trust makes payment of this service fee at the annual rate of 0.20% of the Trust's average net assets represented by Class A Shares. For the six months ended September 30, 2007, service fees on Class A Shares amounted to $635,650 of which the Distributor retained $32,869.

      Under another part of the Plan, the Trust is authorized to make payments with respect to Class C Shares to Qualified Recipients which have rendered assistance in the distribution and/or retention of the Trust's Class C shares or servicing of shareholder accounts. These payments are made at the annual rate of 0.75% of the Trust's net assets represented by Class C Shares and for the six months ended September 30, 2007, amounted to $125,377. In addition, under a Shareholder Services Plan, the Trust is authorized to make service fee payments with respect to Class C Shares to Qualified Recipients for providing personal services and/or maintenance of shareholder accounts. These payments are made at the annual rate of 0.25% of the Trust's net assets represented by Class C Shares and for the six months ended September 30, 2007, amounted to $41,792. The total of these payments made with respect to Class C Shares amounted to $167,169 of which the Distributor retained $37,041.

      Specific details about the Plans are more fully defined in the Trust's Prospectus and Statement of Additional Information.

      Under a Distribution Agreement, the Distributor serves as the exclusive distributor of the Trust's shares. Through agreements between the Distributor and various brokerage and advisory firms ("intermediaries"), the Trust's shares are sold primarily through the facilities of these intermediaries having offices within Hawaii, with the bulk of sales commissions inuring to such intermediaries. For the six months ended September 30, 2007, total commissions on sales of Class A Shares amounted to $381,421, of which the Distributor received $34,358.

c)  OTHER RELATED PARTY TRANSACTIONS:

      For the six months ended September 30, 2007, the Trust incurred $55,916 of legal fees allocable to Hollyer Brady Barrett & Hines LLP ("Hollyer Brady") and its successor, Butzel Long PC, counsel to the Trust, for legal services in connection with the Trust's ongoing operations. The Secretary of the Trust was a partner at Hollyer Brady and is a shareholder of its successor.

4.  PURCHASES AND SALES OF SECURITIES

      During the six months ended  September  30, 2007,  purchases of securities
and  proceeds  from  the  sales  of  securities   aggregated   $43,038,808   and
$71,483,671, respectively.

      At September 30, 2007, the aggregate tax cost for all securites was $682,020,293. At September 30, 2007, the aggregate gross unrealized appreciation for all securities in which there is an excess of value over tax cost amounted to $17,315,707 and aggregate gross unrealized depreciation for all securities in which there is an excess of tax cost over value amounted to $955,221 for a net unrealized appreciation of $16,360,486.

5.  PORTFOLIO ORIENTATION

      Since the Trust invests principally and may invest entirely in double tax-free municipal obligations of issuers within Hawaii, it is subject to possible risks associated with economic, political, or legal developments or industrial or regional matters specifically affecting Hawaii and whatever effects these may have upon Hawaii issuers' ability to meet their obligations.

6.  EXPENSES

      The Trust has negotiated an expense offset arrangement with its custodian wherein it receives credit toward the reduction of custodian fees and other Trust expenses whenever there are uninvested cash balances. The Statement of Operations reflects the total expenses before any offset, the amount of offset and the net expenses.

7.  CAPITAL SHARE TRANSACTIONS

Transactions in Capital Shares of the Trust were as follows:

                                             Six Months Ended
                                            September 30, 2007                         Year Ended
                                                (Unaudited)                          March 31, 2007
                                       -----------------------------          ------------------------------
                                         Shares            Amount               Shares             Amount
                                         ------            ------               ------             ------
CLASS A SHARES:
  Proceeds from shares sold ....        1,994,349       $ 22,374,028           3,550,598        $ 40,253,734
  Reinvested distributions .....          652,713          7,302,787           1,327,230          15,051,392
  Cost of shares redeemed ......       (3,132,222)       (35,090,184)         (6,763,226)        (76,719,811)
                                       ----------       ------------          ----------        ------------
  Net change ...................         (485,160)        (5,413,369)         (1,885,398)        (21,414,685)
                                       ----------       ------------          ----------        ------------
CLASS C SHARES:
  Proceeds from shares sold ....          241,356          2,704,601             727,309           8,237,011
  Reinvested distributions .....           26,291            294,015              58,995             668,510
  Cost of shares redeemed ......         (602,604)        (6,742,097)           (881,719)         (9,991,799)
                                       ----------       ------------          ----------        ------------
    Net change .................         (334,957)        (3,743,481)            (95,415)         (1,086,278)
                                       ----------       ------------          ----------        ------------
CLASS Y SHARES:
  Proceeds from shares sold ....          476,472          5,369,336             784,085           8,945,935
  Reinvested distributions .....           11,554            129,711              30,094             342,021
  Cost of shares redeemed ......         (227,462)        (2,545,790)           (437,949)         (4,985,032)
                                       ----------       ------------          ----------        ------------
    Net change .................          260,564          2,953,257             376,230           4,302,924
                                       ----------       ------------          ----------        ------------
Total transactions in Trust
  shares .......................         (559,553)      $ (6,203,593)         (1,604,583)       $(18,198,039)
                                       ==========       ============          ==========        ============

8.  TRUSTEES' FEES AND EXPENSES

      At September 30, 2007 there were 7 Trustees, one of whom is affiliated with the Administrator and is not paid any fees. The total amount of Trustees' service and attendance fees paid during the six months ended September 30, 2007 was $57,432, to cover carrying out their responsibilities and attendance at regularly scheduled quarterly Board Meetings and meetings of the Independent Trustees held prior to each quarterly Board Meeting. When additional meetings (Audit, Nominating, and special meetings) are held, the meeting fees are paid to those Trustees in attendance. Trustees are reimbursed for their expenses such as travel, accommodations and meals incurred in connection with attendance at Board Meetings and the Annual and Outreach Meetings of Shareholders. For the six months ended September 30, 2007, such meeting-related expenses amounted to $9,851.

9.  SECURITIES TRADED ON A WHEN-ISSUED BASIS

      The Trust may purchase or sell securities on a when-issued basis. When-issued transactions arise when securities are purchased or sold by the Trust with payment and delivery taking place in the future in order to secure what is considered to be an advantageous price and yield to the Trust at the time of entering into the transaction. Beginning on the date the Trust enters into a when-issued transaction, cash or other liquid securities are segregated in an amount equal to or greater than the value of the when-issued transaction. These transactions are subject to market fluctuations and their current value is determined in the same manner as for other securities.

10.  INCOME TAX INFORMATION AND DISTRIBUTIONS

      The Trust declares dividends daily from net investment income and makes payments monthly in additional shares at the net asset value per share, in cash, or in a combination of both, at the shareholder's option. Net realized capital gains, if any, are distributed annually and are taxable.

      The Trust intends to maintain, to the maximum extent possible, the tax-exempt status of interest payments received from portfolio municipal securities in order to allow dividends paid to shareholders from net investment income to be exempt from regular Federal and State of Hawaii income taxes. However, due to differences between financial statement reporting and Federal income tax reporting requirements, distributions made by the Trust may not be the same as the Trust's net investment income, and/or net realized securities gains. Further, a portion of the dividends and distributions may, under some circumstances, be subject to taxes at ordinary income and/or capital gain rates. For certain shareholders, some dividend income may, under some circumstances, be subject to the alternative minimum tax. At March 31, 2007 the Trust had a capital loss carryover of $2,273,607 which expires in 2015. This carryover is available to offset future net realized gains on securities transactions to the extent provided for in the Internal Revenue Code. To the extent that this loss carryover is used to offset future realized capital gains, it is probable the gains so offset will not be distributed.

The tax character of distributions:

                                    Year Ended March 31,
                                   2007             2006
                               -----------      -----------
Net tax-exempt income          $27,766,907      $27,503,747
Ordinary income                    362,426           17,360
Long term capital gain             875,058          459,045
                               -----------      -----------
                               $29,004,391      $27,980,152
                               ===========      ===========

As of March 31, 2007, the components of distributable earnings on a tax basis were as follows:

Accumulated net realized loss                   $ (2,273,607)
Unrealized appreciation                           22,504,570
Undistributed tax-exempt income                    2,090,481
                                                ------------
                                                $ 22,321,444
                                                ============

11.  RECENT DEVELOPMENTS

      In late May, 2007, the U.S Supreme Court agreed to hear an appeal in DEPARTMENT OF REVEVUE OF KENTUCKY V. DAVIS, a case concerning the constitutionality of differential tax treatment for interest from in-state vs. out-of-state municipal securities, a practice which is common among the majority of the states. If the U.S. Supreme Court affirms the prior decision, Kentucky (and all other states that differentially tax interest on municipal bonds) may then be required to accord equal income tax treatment to all municipal bond interest. While it is impossible to predict the consequences of such an outcome, they may include effects on the net asset values of the shares, and/or on the tax treatment of the dividends, of some or all single-state municipal bond funds, including the Trust. The U.S. Supreme Court heard the case on November 5, 2007 and is expected to hand a decision down in 2008.

                             HAWAIIAN TAX-FREE TRUST
                              FINANCIAL HIGHLIGHTS

FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD

                                                                                             Class A
                                                            -----------------------------------------------------------------------
                                                             Six Months
                                                               Ended                        Year Ended March (31,)
                                                              9/30/07      --------------------------------------------------------
                                                            (unaudited)     2007         2006        2005        2004        2003
                                                            -----------    -------      -------     -------     -------     -------
Net asset value, beginning of period ....................     $ 11.33      $ 11.32      $ 11.51     $ 11.83     $ 11.73     $ 11.26
                                                              -------      -------      -------     -------     -------     -------
Income (loss) from investment operations:
    Net investment income + .............................        0.23         0.46         0.43        0.45        0.46        0.48
    Net gain (loss) on securities (both realized
        and unrealized) .................................       (0.11)        0.02        (0.18)      (0.30)       0.10        0.47
                                                              -------      -------      -------     -------     -------     -------
    Total from investment operations ....................        0.12         0.48         0.25        0.15        0.56        0.95
                                                              -------      -------      -------     -------     -------     -------
Less distributions (note 10):
    Dividends from net investment income ................       (0.23)       (0.46)       (0.43)      (0.45)      (0.46)      (0.48)

    Distributions from capital gains ....................          --        (0.01)       (0.01)      (0.02)         --          --
                                                              -------      -------      -------     -------     -------     -------
    Total distributions .................................       (0.23)       (0.47)       (0.44)      (0.47)      (0.46)      (0.48)
                                                              -------      -------      -------     -------     -------     -------
Net asset value, end of period ..........................     $ 11.22      $ 11.33      $ 11.32     $ 11.51     $ 11.83     $ 11.73
                                                              =======      =======      =======     =======     =======     =======

Total return (not reflecting sales charge) ..............        1.10%*       4.28%        2.19%       1.33%       4.83%       8.57%

Ratios/supplemental data
    Net assets, end of period (in millions) .............     $   633      $   645      $   666     $   681     $   694     $   675

    Ratio of expenses to average net assets .............        0.75%**      0.75%        0.74%       0.74%       0.73%       0.71%

    Ratio of net investment income to average
        net assets ......................................        4.13%**      3.99%        3.76%       3.90%       3.89%       4.15%

    Portfolio turnover rate .............................           6%*         38%          22%         10%          8%          5%

The expense ratios after giving effect to the expense offset for uninvested cash balances were:

    Ratio of expenses to average net assets .............        0.75%**      0.75%        0.74%       0.74%       0.72%       0.70%

----------
+     Per share amounts have been  calculated  using the monthly  average shares method.
*     Not Annualized.
**    Annualized.

                 See accompanying notes to financial statements.

FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD

                                                                                   Class C
                                                      ----------------------------------------------------------------------
                                                       Six Months
                                                         Ended                         Year Ended March 31,
                                                        9/30/07       ------------------------------------------------------
                                                      (unaudited)      2007        2006        2005        2004        2003
                                                      -----------     ------      ------      ------      ------      ------
Net asset value, beginning of period ...............    $11.33        $11.31      $11.50      $11.82      $11.73      $11.26
                                                        ------        ------      ------      ------      ------      ------
Income (loss) from investment operations:
   Net investment income + .........................      0.19          0.36        0.34        0.36        0.36        0.38
   Net gain (loss) on securities (both
     realized and unrealized) ......................     (0.12)         0.03       (0.18)      (0.30)       0.09        0.48
                                                        ------        ------      ------      ------      ------      ------
   Total from investment operations ................      0.07          0.39        0.16        0.06        0.45        0.86
                                                        ------        ------      ------      ------      ------      ------
Less distributions (note 10):
   Dividends from net investment income ............     (0.19)        (0.36)      (0.34)      (0.36)      (0.36)      (0.39)
   Distributions from capital gains ................        --         (0.01)      (0.01)      (0.02)         --          --
                                                        ------        ------      ------      ------      ------      ------
   Total distributions .............................     (0.19)        (0.37)      (0.35)      (0.38)      (0.36)      (0.39)
                                                        ------        ------      ------      ------      ------      ------
Net asset value, end of period .....................    $11.21        $11.33      $11.31      $11.50      $11.82      $11.73
                                                        ======        ======      ======      ======      ======      ======
Total return (not reflecting sales charge) .........      0.60%*        3.55%       1.37%       0.53%       3.91%       7.70%
Ratios/supplemental data
   Net assets, end of period (in millions) .........    $ 31.5        $ 35.6      $ 36.7      $ 37.6      $ 38.2      $ 33.8
   Ratio of expenses to average net assets .........      1.56%**       1.55%       1.54%       1.54%       1.54%       1.51%
   Ratio of net investment income to
     average net assets ............................      3.33%**       3.19%       2.96%       3.10%       3.08%       3.33%
   Portfolio turnover rate .........................         6%*          38%         22%         10%          8%          5%

The expense ratios after giving effect to the expense offset for uninvested cash balances were:

   Ratio of expenses to average net assets .........      1.55%**       1.55%       1.54%       1.54%       1.52%       1.50%


                                                                                      Class Y
                                                      ----------------------------------------------------------------------
                                                       Six Months
                                                         Ended                         Year Ended March 31,
                                                        9/30/07       ------------------------------------------------------
                                                      (unaudited)      2007        2006        2005        2004        2003
                                                      -----------     ------      ------      ------      ------      ------
Net asset value, beginning of period ...............    $11.35        $11.34      $11.52      $11.84      $11.75      $11.28
                                                        ------        ------      ------      ------      ------      ------
Income (loss) from investment operations:
   Net investment income + .........................      0.24          0.48        0.46        0.48        0.48        0.50
   Net gain (loss) on securities (both
     realized and unrealized) ......................     (0.11)         0.02       (0.18)      (0.30)       0.09        0.47
                                                        ------        ------      ------      ------      ------      ------
   Total from investment operations ................      0.13          0.50        0.28        0.18        0.57        0.97
                                                        ------        ------      ------      ------      ------      ------
Less distributions (note 10):
   Dividends from net investment income ............     (0.24)        (0.48)      (0.45)      (0.48)      (0.48)      (0.50)
   Distributions from capital gains ................        --         (0.01)      (0.01)      (0.02)         --          --
                                                        ------        ------      ------      ------      ------      ------
   Total distributions .............................     (0.24)        (0.49)      (0.46)      (0.50)      (0.48)      (0.50)
                                                        ------        ------      ------      ------      ------      ------
Net asset value, end of period .....................    $11.24        $11.35      $11.34      $11.52      $11.84      $11.75
                                                        ======        ======      ======      ======      ======      ======
Total return (not reflecting sales charge) .........      1.19%*        4.49%       2.48%       1.54%       4.97%       8.77%
Ratios/supplemental data
   Net assets, end of period (in millions) .........    $ 25.5        $ 22.8      $ 18.5      $ 20.7      $ 23.5      $ 25.2
   Ratio of expenses to average net assets .........      0.55%**       0.55%       0.54%       0.54%       0.53%       0.51%
   Ratio of net investment income to
     average net assets ............................      4.33%**       4.19%       3.96%       4.09%       4.09%       4.33%
   Portfolio turnover rate .........................         6%*        38%           22%         10%          8%          5%

The expense ratios after giving effect to the expense offset for uninvested cash balances were:

   Ratio of expenses to average net assets .........      0.55%**       0.55%       0.54%       0.54%       0.52%       0.50%


----------
+     Per share amounts have been calculated using the monthly average shares method.
*     Not Annualized.
**    Annualized.

                 See accompanying notes to financial statements.

--------------------------------------------------------------------------------

ANALYSIS OF EXPENSES (UNAUDITED)

      As a shareholder of the Trust, you may incur two types of costs: (1) transaction costs, including front-end sales charges with respect to Class A shares or contingent deferred sales charges ("CDSC") with respect to Class C shares; and (2) ongoing costs, including management fees; distribution and/or service (12b-1) fees; and other Trust expenses. The table below is intended to help you understand your ongoing costs (in dollars) of investing in the Trust and to compare these costs with the ongoing costs of investing in other mutual funds.

      The table below is based on an investment of $1,000 invested on April 1, 2007 and held for the six months ended September 30, 2007.

ACTUAL EXPENSES

      This table provides information about actual account values and actual expenses. You may use the information provided in this table, together with the amount you invested, to estimate the expenses that you paid over the period. To estimate the expenses you paid on your account, divide your ending account value by $1,000 (for example, an $8,600 ending account value divided by $1,000 = 8.6), then multiply the result by the number under the heading entitled "Expenses Paid During the Period".

SIX MONTHS ENDED SEPTEMBER 30, 2007

                        Actual
                     Total Return       Beginning       Ending       Expenses
                        Without          Account        Account     Paid During
                    Sales Charges(1)      Value          Value     the Period(2)
--------------------------------------------------------------------------------
Class A                  1.10%          $1,000.00      $1,011.00       $3.77
--------------------------------------------------------------------------------
Class C                  0.60%          $1,000.00      $1,006.00       $7.77
--------------------------------------------------------------------------------
Class Y                  1.19%          $1,000.00      $1,011.90       $2.77
--------------------------------------------------------------------------------

(1) ASSUMES REINVESTMENT OF ALL DIVIDENDS AND CAPITAL GAIN DISTRIBUTIONS, IF ANY, AT NET ASSET VALUE AND DOES NOT REFLECT THE DEDUCTION OF THE APPLICABLE SALES CHARGES WITH RESPECT TO CLASS A SHARES OR THE APPLICABLE CONTINGENT DEFERRED SALES CHARGES ("CDSC") WITH RESPECT TO CLASS C SHARES. TOTAL RETURN IS NOT ANNUALIZED, AS IT MAY NOT BE REPRESENTATIVE OF THE TOTAL RETURN FOR THE YEAR.

(2) EXPENSES ARE EQUAL TO THE ANNUALIZED EXPENSE RATIO OF 0.75%, 1.55% AND 0.55% FOR THE TRUST'S CLASS A, C AND Y SHARES, RESPECTIVELY, MULTIPLIED BY THE AVERAGE ACCOUNT VALUE OVER THE PERIOD, MULTIPLIED BY 183/366 (TO REFLECT THE ONE-HALF YEAR PERIOD).

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

HYPOTHETICAL EXAMPLE FOR COMPARISON PURPOSES

      The table below provides information about hypothetical account values and hypothetical expenses based on the actual expense ratio and an assumed rate of return of 5.00% per year before expenses, which is not the Trust's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use the information provided in this table to compare the ongoing costs of investing in the Trust and other mutual funds. To do so, compare this 5.00% hypothetical example relating to the Trust with the 5.00% hypothetical examples that appear in the shareholder reports of other mutual funds.

      Please note that the expenses shown in the table below are meant to highlight your ongoing costs only and do not reflect any transactional costs, with respect to Class A shares. The example does not reflect the deduction of contingent deferred sales charges ("CDSC") with respect to Class C shares. Therefore, the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different mutual funds. In addition, if these transaction costs were included, your costs would have been higher.

SIX MONTHS ENDED SEPTEMBER 30, 2007

                      Hypothetical
                       Annualized       Beginning       Ending       Expenses
                         Total           Account        Account     Paid During
                        Return            Value          Value     the Period(1)
--------------------------------------------------------------------------------
Class A                  5.00%          $1,000.00      $1,021.25       $3.79
--------------------------------------------------------------------------------
Class C                  5.00%          $1,000.00      $1,017.25       $7.82
--------------------------------------------------------------------------------
Class Y                  5.00%          $1,000.00      $1,022.25       $2.78
--------------------------------------------------------------------------------

(1) EXPENSES ARE EQUAL TO THE ANNUALIZED EXPENSE RATIO OF 0.75%, 1.55% AND 0.55% FOR THE TRUST'S CLASS A, C AND Y SHARES, RESPECTIVELY, MULTIPLIED BY THE AVERAGE ACCOUNT VALUE OVER THE PERIOD, MULTIPLIED BY 183/366 (TO REFLECT THE ONE-HALF YEAR PERIOD).

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

SHAREHOLDER MEETING RESULTS (UNAUDITED)

      The Annual Meeting of Shareholders of Hawaiian Tax-Free Trust (the "Trust") was held on September 19, 2007. The holders of shares representing 75% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes are presented below).

1. To elect Trustees.

                             Dollar Amount of Votes:
                             -----------------------
      Trustee                For                   Withheld
      -------                ---                   --------
      Thomas W. Courtney     $502,926,182          $ 6,695,496
      Diana P. Herrmann      $508,802,050          $ 7,819,629
      Stanley W. Hong        $508,559,389          $ 7,062,290
      Theodore T. Mason      $508,272,081          $ 7,349,597
      Russell K. Okata       $504,867,527          $10,754,141
      Douglas Philpotts      $507,510,906          $ 8,110,772
      Oswald K. Stender      $506,976,257          $ 8,645,421

2. To ratify the selection of Tait, Weller & Baker LLP as the Trust's independent registered public accounting firm.

                             Dollar Amount of Votes:
                             -----------------------
                             For             Against          Abstain
                             ---             -------          -------
                             $507,100,078    $1,649,329       $6,872,260

--------------------------------------------------------------------------------

INFORMATION AVAILABLE (UNAUDITED)

      Much of the information that the funds in the Aquila Group of Fundssm produce is automatically sent to you and all other shareholders. Specifically, you are routinely sent the entire list of portfolio securities of your Trust twice a year in the semi-annual and annual reports you receive. Additionally, we prepare, and have available, portfolio listings at the end of each quarter. Whenever you may be interested in seeing a listing of your Trust's portfolio other than in your shareholder reports, please check our website http://www.aquilafunds.com or call us at 1-800-437-1020.

      The Trust additionally files a complete list of its portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. Forms N-Q are available free of charge on the SEC website at http://www.sec.gov. You may also review or, for a fee, copy the forms at the SEC's Public Reference Room in Washington, DC or by calling 800-SEC-0330.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

PROXY VOTING RECORD (UNAUDITED)

      The Trust does not invest in equity securities. Accordingly, there were no matters relating to a portfolio security considered at any shareholder meeting held during the 12 months ended June 30, 2007 with respect to which the Trust was entitled to vote. Applicable regulations require us to inform you that the foregoing proxy voting information is available on the SEC website at http://www.sec.gov.

--------------------------------------------------------------------------------

ADDITIONAL INFORMATION (UNAUDITED)

RENEWAL OF THE INVESTMENT ADVISORY AGREEMENT

      Renewal until June 30, 2008 of the Investment Advisory Agreement (the "Advisory Agreement") between the Trust and the Adviser was approved by the Board of Trustees and the independent Trustees in June, 2007. At a meeting called and held for that purpose at which a majority of the independent Trustees were present in person, the following materials were considered:

      o     Copies of the agreements to be renewed;

      o     A term sheet describing the material terms of the agreements;

      o     The Annual Report of the Trust for the year ended March 31, 2007;

      o A report, prepared by the Adviser and Administrator and provided to the Trustees in advance of the meeting for the Trustees' review, containing data about the performance of the Trust, data about its fees, expenses and purchases and redemptions of capital stock together with comparisons of such data with similar data about other comparable funds, as well as data as to the profitability of the Adviser and the Administrator; and

      o Quarterly materials reviewed at prior meetings on the Trust's performance, operations, portfolio and compliance.

      The Trustees reviewed materials relevant to, and considered, the following factors:

      THE NATURE, EXTENT, AND QUALITY OF THE SERVICES PROVIDED BY THE ADVISER.

      The Adviser has employed Mr. Stephen K. Rodgers as portfolio manager for the Trust and has provided facilities for credit analysis of the Trust's portfolio securities. Mr. Rodgers, based in Honolulu, has provided local information regarding specific holdings in the Trust's portfolio. The portfolio manager has also been available to and has met with the brokerage and financial planner community and with investors and prospective investors to provide them with information generally about the Trust's portfolio, with which to assess the Trust as an investment vehicle for residents of Hawaii in light of prevailing interest rates and local economic conditions.

      The Board considered that the Adviser had provided all services the Board deemed necessary or appropriate, including the specific services that the Board has determined are required for the Trust, given that its purpose is to provide shareholders with as high a level of current income exempt from Hawaii state and regular Federal income taxes as is consistent with preservation of capital.

      The Board concluded that the services provided were appropriate and satisfactory and that the Trust would be well served if they continued. Evaluation of this factor weighed in favor of renewal of the Advisory Agreement.

      THE INVESTMENT PERFORMANCE OF THE TRUST AND ADVISER.

      The Board reviewed each aspect of the Trust's performance and compared its performance with that of 1) its local competitors, 2) single-state intermediate municipal bond funds of similar duration and quality, and 3) a benchmark index. It was noted that the materials provided by the Adviser indicated that compared to the four largest competitive Hawaii funds, the Trust has had investment performance that is generally lower compared to that of its peers but generally higher compared to an average of investment performance of similarly-managed funds with the like duration and quality portfolio characteristics for one-, five- and ten-year periods. The Board considered these results to be consistent with the purposes of the Trust.

      The Board concluded that the performance of the Trust, in light of market conditions, was satisfactory. Evaluation of this factor indicated to the Trustees that renewal of the Advisory Agreement would be appropriate.

      THE COSTS OF THE SERVICES TO BE PROVIDED AND PROFITS TO BE REALIZED BY THE ADVISER AND ITS AFFILIATES FROM THE RELATIONSHIP WITH THE TRUST.

      The information provided in connection with renewal contained expense data for the Trust and its competitors as well as data for all single-state tax-free municipal bond funds nationwide, including data for all such front-end load funds of a comparable asset size. The materials also showed the profitability to the Adviser of its services to the Trust.

      The Board compared the expense and fee data with respect to the Trust to similar data about other funds that it found to be relevant. The Board concluded that the expenses of the Trust and the fees paid were similar to and were reasonable as compared to those being paid by single-state tax-free municipal bond funds nationwide, and by the Trust's local competitors.

      The Board further concluded that the profitability to the Adviser did not argue against approval of the fees to be paid under the Advisory Agreement.

      THE EXTENT TO WHICH  ECONOMIES  OF SCALE  WOULD BE  REALIZED  AS THE TRUST
GROWS.

      Data provided to the Trustees showed that the Trust's asset size had declined in recent years. They concluded that the recent increase in prevailing interest rates and the possibility of further increases might make it difficult to achieve substantial growth in assets in the near future. The Trustees also noted that the materials indicated that the Trust's fees were already generally lower than those of its peers, including those with breakpoints. Evaluation of this factor indicated to the Board that the Advisory Agreement should be renewed without addition of breakpoints at this time.

      BENEFITS DERIVED OR TO BE DERIVED BY THE ADVISER AND ITS AFFILIATES FROM THE RELATIONSHIP WITH THE TRUST.

      The Board observed that, as is generally true of most fund complexes, the Adviser and its affiliates, by providing services to a number of funds or other investment clients including the Trust, were able to spread costs as they would otherwise be unable to do. The Board noted that while that produces efficiencies and increased profitability for the Adviser and its affiliates, it also makes their services available to the Trust at favorable levels of quality and cost which are more advantageous to the Trust than would otherwise have been possible.

FOUNDERS

Lacy B. Herrmann, Chairman Emeritus
Aquila Management Corporation

ADMINISTRATOR

AQUILA INVESTMENT MANAGEMENT LLC
380 Madison Avenue, Suite 2300
New York, New York 10017

INVESTMENT ADVISER

ASSET MANAGEMENT GROUP of
BANK of HAWAII
P.O. Box 3170
Honolulu, Hawaii 96802

BOARD OF TRUSTEES

Theodore T. Mason, Chair
Diana P. Herrmann, Vice Chair
Thomas W. Courtney
Stanley W. Hong
Russell K. Okata
Douglas Philpotts
Oswald K. Stender

OFFICERS

Diana P. Herrmann, President
Sherri Foster, Senior Vice President
Stephen J. Caridi, Vice President
Robert W. Anderson, Chief Compliance Officer
Joseph P. DiMaggio, Chief Financial Officer and Treasurer
Edward M.W. Hines, Secretary

DISTRIBUTOR

AQUILA DISTRIBUTORS, INC.
380 Madison Avenue, Suite 2300
New York, New York 10017

TRANSFER AND SHAREHOLDER SERVICING AGENT

PFPC Inc.
101 Sabin Street
Pawtucket, RI 02860

CUSTODIAN

JPMorgan Chase Bank, N.A.
1111 Polaris Parkway
Columbus, Ohio 43240

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Tait, Weller & Baker LLP
1818 Market Street, Suite 2400
Philadelphia, PA 19103

Further information is contained in the Prospectus, which must precede or accompany this report.




ITEM 2.  CODE OF ETHICS.

	Not applicable.

ITEM 3.  AUDIT COMMITTEE FINANCIAL EXPERT.

	Not applicable.

ITEM 4.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Not applicable.


ITEM 5.  AUDIT COMMITTEE OF LISTED REGISTRANTS.

	Not applicable.

ITEM 6.  SCHEDULE OF INVESTMENTS.

	Included in Item 1 above


ITEM 7.  DISCLOSURE OF PROXY VOTING POLICIES AND PROCEDURES FOR
         CLOSED-END MANAGEMENT INVESTMENT COMPANIES.

		Not applicable.

ITEM 8. PORTFOLIO MANAGERS OF CLOSED-END MANAGEMENT INVESTMENT COMPANIES.

	Not applicable.


ITEM 9. PURCHASES OF EQUITY SECURITIES BY CLOSED-END MANAGEMENT INVESTMENT COMPANY AND AFFILIATED PURCHASERS.

	Not applicable.

ITEM 10.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

	The Board of Directors of the Registrant has adopted a Nominating Committee Charter which provides that the Nominating Committee (the 'Committee') may consider and evaluate nominee candidates properly submitted by shareholders if a vacancy among the Independent Trustees of the Registrant occurs and if, based on the Board's then current size, composition and structure, the Committee determines that the vacancy should be filled. The Committee will consider candidates submitted by shareholders on the same basis as it considers and evaluates candidates recommended by other sources. A copy of the qualifications and procedures that must be met or followed by shareholders to properly submit a nominee candidate to the Committee may be obtained by submitting a request in writing to the Secretary of the Registrant.

ITEM 11.  CONTROLS AND PROCEDURES.

(a) Based on their evaluation of the registrant's disclosure controls and procedures (as defined in Rule 30a-2(c) under the Investment Company Act of 1940) as of a date within 90 days of the fling of this report, the registrant's chief financial and executive officers have concluded that the disclosure controls and procedures of the registrant are appropriately designed to ensure that information required to be disclosed in the registrant's reports that are filed under the Securities Exchange Act of 1934 are accumulated and communicated to registrant's management, including its principal executive officer(s) and principal financial officer(s), to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported, within the time periods specified in the rules and forms adopted by the Securities and Exchange Commission.

(b) There have been no significant changes in registrant's internal controls or in other factors that could significantly affect registrant's internal controls subsequent to the date of the most recent evaluation, including no significant deficiencies or material weaknesses that required corrective action.

ITEM 12.  EXHIBITS.


  (a)(2) Certifications of principal executive officer and principal financial officer as required by Rule 30a-2(a) under the Investment Company Act of1940.

  (b) Certifications of principal executive officer and principal financial officer as required by Rule 30a-2(b) under the Investment Company Act of 1940.




SIGNATURES

	Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HAWAIIAN TAX-FREE TRUST


By:  /s/  Diana P. Herrmann
- ---------------------------------
Vice Chair, President and Trustee
December 5, 2007


By:  /s/  Joseph P. DiMaggio
- -----------------------------------
Chief Financial Officer and Treasurer
December 5, 2007


Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


By:  /s/  Diana P. Herrmann
- ---------------------------------
Diana P. Herrmann
Vice Chair, President and Trustee
December 5, 2007

By:  /s/  Joseph P. DiMaggio
- -----------------------------------
Joseph P. DiMaggio
Chief Financial Officer and Treasurer
December 5, 2007






HAWAIIAN TAX-FREE TRUST

EXHIBIT INDEX


(a) (2)Certifications of principal executive officer and principal financial officer as required by Rule 30a-2(a) under the Investment Company Act of 1940.

(b) Certification of chief executive officer and chief financial officer as required by Rule 30a-2(b) of the Investment Company Act of 1940.